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FEB 27 2004
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR EDUCATION & ASSISTANCE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 11377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Williston Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Boulevard Drive
(No. and Street)

Hicksville (City) — New York (State) — 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ravi Murarka (516) 222-5340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPA's, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550 (Address) — Garden City (City), NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ravi Murarka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Williston Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

WILLIAM F. TOWERS, JR.
Notary Public, State of New York
No. 01TO6022872
Qualified in Suffolk County
Commission Expires April 12, 20 07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
First Williston Corporation

We have audited the accompanying statement of financial condition of First Williston Corporation as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Williston Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 13, 2004

FIRST WILLISTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 76
Receivable from broker - dealers	118,808
Marketable Securities (at market value)	99,933
Furniture and equipment at cost, less accumulated depreciation of $ 61,165	6,212
	$ 225,029

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts Payable	$ 3,326
Income taxes payable	100
Total Liabilities	3,426

Stockholders' Equity:

Common stock, no par value, 200 shares authorized, 75 shares issued and outstanding	5,000
Additional paid-in-capital	15,000
Retained earnings	201,603
Total Stockholders' Equity	221,603
	$ 225,029

The accompanying notes are an integral part of the financial statements.

FIRST WILLISTON CORPORATION
INCOME STATEMENT
For the year ended December 31, 2003

REVENUES	
Commissions	$ 390,383
Interest and dividends	4,690
Principal transactions	(793)
Other income	8,658
	402,938
EXPENSES	
Employee compensation and benefits	168,265
Occupancy	12,000
Communications and data processing	2,866
Other operating expenses	118,408
	301,539
INCOME (LOSS) BEFORE TAXES	101,399
PROVISION FOR INCOME TAXES	100
NET INCOME (LOSS)	$ 101,299

The accompanying notes are an integral part of these financial statements.

FIRST WILLISTON CORPORATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ 101,299
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	7,201
Increase in receivable from broker – dealer	(101,874)
Decrease in accounts payable	(6,387)
Decrease in marketable securities	793
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,032

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	(1,098)
NET CASH USED IN INVESTMENT ACTIVITIES	(1,098)
INCREASE (DECREASE) IN CASH	(66)
CASH AT BEGINNING OF YEAR	$ 142
CASH AT END OF YEAR	$ 76

The accompanying notes are an integral part of these financial statements.

FIRST WILLISTON CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amount		
Balance at 1/1/2003	75	$ 5,000	$ 15,000	$ 100,304
Net Income				101,299
Balance at 12/31/2003	75	$ 5,000	$ 15,000	$ 201,603

The accompanying notes are an integral part of these financial statements.

FIRST WILLISTON CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a full disclosed broker-dealer registered with the Securities and exchange commission (SEC) and is a member of The National Association of Security Dealers (NASD). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

SECURITY TRANSACTIONS

Principal transactions are recorded on a trade date basis.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

DEPRECIATION

Depreciation is provided on a straight-line basis over estimated useful lives of five years.

STATEMENT OF CASH FLOWS

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2003, the Company has net capital of $205,319 which was $155,319 in excess of its required net capital of $50,000. The Company's net capital ratio was .0167 to 1.

4. INCOME TAXES

The income tax provision consists of the following:

	Total	Currently Payable
State and local	$ 100	$ 100
	$ 100	$ 100

The company elected to be taxed as an S Corporation effective with January 1, 1996. Thus, no current provision for federal taxes is provided.

5. RECEIVABLE FROM BROKER - DEALERS

	Receivable
Commissions Receivable from broker - dealers	$ 118,808
	$ 118,808

6. COMMITMENTS AND CONTINGENCIES

The company has no obligations under operating leases with initial noncancelable terms in excess of one year. Minimum aggregate rentals for office space and equipment at December 31, 2003 are approximately as listed below:

2002	$ 0
Aggregate amount thereafter	0

Rent expense for the year ended December 31, 2003 aggregated $12,000.
The company has not been named as a defendant in any lawsuit and management is unaware of any pending claims.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
First Williston Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Williston Corporation (the Company), for the year ended December 31 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 13, 2004

SCHEDULE I
FIRST WILLISTON CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

NET CAPITAL

Total stockholders' equity		$ 221,603
Deductions:		
A. Non-allowable assets	$ 6,288	
B. Allowance for bonding deductible	5,000	11,288
Net capital before haircuts on securities positions		210,315
Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
A. Trading and investment securities		
1. Debt Securities	4,996	
		4,996
Net Capital		$ 205,319

AGGREGATE INDEBTEDNESS

Accounts payable	$ 3,326
Income taxes payable	100
Total aggregate indebtedness	$ 3,426

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 155,319
Excess net capital at 1,000%	$ 204,976
Ratio: Aggregate indebtedness to net capital	.0167 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 205,319
Net audit adjustments	0
Net capital per above	$ 205,319